FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X     Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

  Press Release: MIND CTI Reports Record Results for Q4 2005.
  Dated February 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006

MIND CTI Ltd. /s/ Monica Eisinger Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports Record Results for Q4 2005, Dated February 20, 2006.

MIND CTI Reports Record Results for Q4 2005
2005 EPS of 19 cents

* Board declares cash dividend

Key Highlights
  Fourth quarter 2005 revenues were $5.04 million, a 3% increase over the fourth quarter of 2004 and a 24% increase over the third quarter of 2005.
  Fourth quarter operating income was $1.21 million, a 17% increase over the fourth quarter of 2004.
  Net income for 2005 was $4.06 million or $0.19 per diluted share.
  Third consecutive quarter of revenue growth.
  MIND completed acquisition of US based billing company and the merge process has been successfully completed.

Yoqneam, Israel, February 20, 2006- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading provider of convergent end-to-end billing and customer care solutions for VoIP, Mobile, 3G and Triple-play carriers worldwide, today announced results for the fourth quarter and year ended December 31, 2005.

Monica Eisinger, Chairperson and CEO, commented: "I am extremely pleased with reaching record results this quarter, both for revenue and operating income. In 2005 we achieved our long-term goal of finding the right acquisition target and closing it in a beneficial way. The strategic acquisition of Sentori strengthened our presence in the US and in the mobile market. During the quarter we completed deployments for some existing orders and had some new wins. The revival of the US markets and our focus on the wireless markets combined with our successful integration of the two businesses result in a stronger than ever backlog and pipeline, which we expect to lead to growth in the coming quarters."

MIND also announced today the appointment of Shalom Bronstein, 56, as the Company's new Chief Financial Officer (CFO). Mr. Bronstein replaces Arie Ganot who served at MIND since 1998 and as CFO since 2002 and who now intends to pursue other business opportunities. We thank Mr. Ganot for his contribution to the company's success. The appointment becomes effective February 20, 2006. Mr. Bronstein comes to MIND after serving as CFO for Matav Cable Systems Media Ltd. (NASDAQ: MATV) from 1989 to 2005. Mr. Bronstein is a Certified Public Accountant. He holds a B.A. in Accounting and Economics from Tel- Aviv University and an MBA from Bradford University.

Monica Eisinger commented on the appointment: "We welcome Shalom, a veteran and accomplished executive, to our strong management team and we believe that with his international financial experience as CFO for a public company, he will play a key role in the continued implementation of our growth strategy."

As of December 31, 2005, we had 284 employees in our four offices.

Financial Highlights of Q4 2005

  Revenues were $5.04 million, a 3% increase over the fourth quarter of 2004.
  Operating income was $1.21 million, an increase of 17% over the fourth quarter of 2004.
  Net income was $1.31 million or $0.06 per diluted share, compared with a net income of $2.14 million or $0.10 per share in the fourth quarter of 2004.

Year 2005 Financial Highlights

  Revenues were $15.6 million, a 12% decrease from 2004.
  Operating income was $2.8 million, an 11% decrease from 2004.
  Net income was $4.06 million or $0.19 per diluted share, compared with a net income of $6.88 million or $0.32 per diluted share in 2004.
  Cash position decreased by $8.51 million to $40.2 million on December 31, 2005, due mainly to the dividend paid in March 2005 and the acquisition of Sentori cost, offset by our positive cash flow.

Revenue Distribution for Q4 2005
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in the Americas represented 52%, Europe represented 35%, Africa, APAC and Israel represented 13%.

Revenue from our customer care and billing software totaled $4.37 million, while revenue from our enterprise call management software was $667 thousand. The revenue breakdown from our business lines of products was $2.59 million, or 51%, from licenses, $1.44 million, or 29%, from maintenance and $1.01 million, or 20%, from services.

Revenue Distribution for Full Year 2005
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 40%, the Americas represented 36%, Africa represented 11%, APAC represented 6% and Israel represented 7%.

Revenue from our customer care and billing software totaled $12.69 million, while revenue from our enterprise call management software was $2.91 million. The revenue breakdown from our business lines of products was $7.42 million, or 47%, from licenses, $5.28 million, or 34%, from maintenance and $2.9 thousand, or 19%, from services.

Dividend Distribution
On February 20, 2006, the Board declared a cash dividend in the amount just about equal to our 2005 net income, which is approximately $4 million. After deduction of a 25% tax payable by the Company on the amount of the dividend (because the dividend is from income that was tax exempt), a cash dividend of $0.14 per share will be distributable to shareholders, subject to an Israeli withholding tax of 15%. Accordingly, each shareholder will receive $0.119 per share after deduction of taxes required by the Israeli Tax Authority.

The record date for the dividend will be March 14, 2006 at 5:00 p.m. Eastern Standard Time and the payment date will be March 27, 2006.

Conference Call Information
MIND will host a conference call on February 21, at 8:30 a.m., Eastern Standard Time, to discuss the Company's fourth quarter and 2005 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, 3G and Triple-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. MIND operates from offices in Europe, Israel and the United States.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31		September 30

	2005	2004	2005
	(In thousands of U.S. dollars)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,174	$18,687	$10,984
Accounts receivable:
Trade	3,389	3,418	3,694
Interest accrued on long-term bank deposits		242
Other	739	773	716
Inventories	30	18	18

T o t a l current assets	$14,332	$23,138	$15,412

LONG-TERM BANK DEPOSITS	30,000	30,000	30,000
OTHER LONG-TERM ASSETS	480	538	437
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,957	1,790	2,057
INTANGIBLE ASSETS, net of accumulated amortization	1,660	250	1,834
GOODWILL	6,966		6,966

T o t a l assets	$55,395	$55,716	$56,706

Liabilities and shareholders' equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	$686	$466	$809
Other	1,741	2,126	2,009
Deferred revenues	1,644	1,680	1,899
Advances from customers, net of cost of contracts in progress	790		2,715

T o t a l current liabilities	4,861	4,272	7,432

EMPLOYEE RIGHTS UPON RETIREMENT	1,049	1,200	1,098

T o t a l liabilities	5,910	5,472	8,530
SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,399	59,077	59,399
Accumulated deficit	(9,967)	(8,886)	(11,276)

T o t a l shareholders' equity	49,485	50,244	48,176

T o t a l liabilities and shareholders' equity	$55,395	$55,716	$56,706

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended December 31		Three months ended december 31

	2005	2004	2005	2004

	U.S. $ in thousands (except per share data)

REVENUES	$15,601	$ 17,806	$5,039	$4,880
COST OF REVENUES	4,015	4,394	1,324	1,205

GROSS PROFIT	11,586	13,412	3,715	3,675
RESEARCH AND DEVELOPMENT EXPENSES - net	5,086	3,833	1,525	963
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling and marketing	2,148	4,517	582	1,057
General and administrative, net	1,507	1,857	402	626

OPERATING INCOME	2,845	3,205	1,206	1,029
FINANCIAL INCOME - net	1,260	3,834	112	1,149

INCOME BEFORE TAXES ON INCOME	4,105	7,039	1,318	2,178
TAXES ON INCOME	43	162	9	41

NET INCOME	$4,062	$ 6,877	$1,309	$2,137

EARNING PER SHARE:
Basic	$0.19	$0.33	$0.06	$0.10

Diluted	$0.19	$0.32	$0.06	$0.10

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,431	21,089	21,463	21,184

Diluted	21,619	21,468	21,513	21,585

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		Three months ended December 31

	2005	2004	2005	2004

	(U.S. dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,062	$6,877	$1,309	$2,137
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	987	680	319	160
Accrued severance pay	(151)	202	(140)	83
Capital loss (gain) on sale of property and equipment - net	(38)	(7)		5
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	196	(1,237)	305	(347)
Interest accrued on short-term bank deposits	242	240		1,269
Other	48	93	(23)	27
Increase in inventories	(12)	(7)	(12)	(7)
Increase (decrease) in accounts payable and accruals:
Trade	(697)	(252)	(123)	144
Other	(1,510)	1,008	(39)	263
Increase (decrease) in deferred revenues	(799)	73	(255)	5
Decrease in advances from customers net of contracts in progress	(1,467)		(1,925)

Net cash provided by (used in) operating activities	861	7,670	(584)	3,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(589)	(1,226)	(46)	(196)
Acquisition of a subsidiary	(a)(4,233)		(231)
Amounts funded in respect of accrued severance pay	94	(120)	51	(53)
Investment in short-term bank deposits	(10,000)	(40,000)		(30,000)
Withdrawal of long-term bank deposits	10,000	50,000		47,000
Proceeds from sale of fixed assets	175	145		59

Net cash provided by (used in) investing activities	(4,553)	8,799	(226)	16,810

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	322	563		351
Dividend paid	(5,143)	(2,736)
Short term bank loans				(10,083)

Net cash used in financing activities	(4,821)	(2,173)	-,-	(9,732)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,513)	14,296	(810)	10,817
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,687	4,391	10,984	7,870

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,174	$18,687	$10,174	$18,687

III

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2005

U.S. $ in thousands

(a) Acquisition of a subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	($4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$4,233

IV

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